Mail Stop 3561

March 31, 2008

Thomas S. Irwin
Chief Financial Officer
HEICO Corporation
3000 Taft St.
Hollywood, FL 33021

       Re: **HEICO Corporation**
              Form 10-K for the fiscal year ended October 31, 2007
              Filed December 28, 2007
              File No. 001-04604

Dear Mr. Irwin:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Linda Cvrkel
                       Branch Chief